Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On April 28, 2011, Mayo A. Shattuck III, Chairman, President and CEO of Constellation Energy, sent the following email to employees relating to the proposed merger with Exelon Corporation.

Dear Colleagues—This morning I’m pleased to announce the exciting news that Constellation Energy will merge with Exelon, a combination that will create the nation’s leading competitive energy provider and America’s largest clean energy fleet. This is an extraordinary day in the proud history of Constellation and BGE. Together with Exelon, we’re building a new enterprise that will serve millions of residential and business customers coast-to-coast, drive growth and innovation, and create new opportunities for employees, shareholders, customers and the communities we serve in Maryland and nationwide.

Before I outline the agreement highlights, let me emphasize two key elements of the strategy. First, the center of growth of this powerful new, nationwide company will be our industry leading competitive business, which will remain in Baltimore and retain the Constellation name. Second, BGE will remain an independent, locally managed utility based in Baltimore. This merger will enhance virtually every element of our commercial business—wholesale, retail, renewables, clean generation—and also strengthen BGE and preserve its commitment to delivering safe, reliable service to our customers.

Our board of directors and management team are pursuing this path because it has the potential to drive value for shareholders and spur significant investment in Maryland. Below is a partial summary of the benefits that would flow to our company and customers when the transaction is approved and finalized:

BGE Rate Credit—As part of a more than $250 million benefits package, each BGE residential customer will receive a one-time $100 rate credit. An additional $5 million will be provided to the State of Maryland Electric Universal Service Program.

New Baltimore Headquarters—Exelon has committed to building a LEED (Leadership in Energy and Environmental Design) building in Baltimore to house the newly combined commercial and renewable energy businesses.

New Renewable Generation—25 megawatts of new renewable generation will be built in Maryland to help the state achieve its renewable energy goals. Additionally, $10 million will be provided to spur electric car development in the state.

The company we’re creating will be among the largest in our industry—a Fortune 100 company overall—with a market capitalization of $34 billion, an enterprise value of $52 billion and a presence in 38 states. We’ll have the leadership position in competitive energy markets and nuclear generation. We’ll also be among the leaders in commercial solar development, energy efficiency and demand response services. The parent company will retain the Exelon name and be headquartered in Chicago. Constellation will be a subsidiary of Exelon, based in Baltimore. In addition to BGE, the new company includes Exelon’s two regulated utilities, ComEd in Illinois and PECO in Pennsylvania. The three utilities will serve approximately 6.6 million customers in three states.

My role in the new company will be executive chairman of an expanded 16-member board that will include four Constellation board members. The board’s charter will be to set the strategic course for the company. Upon close of the transaction, Christopher Crane will be the new president and CEO. Chris currently serves as Exelon’s chief operating officer.

Exelon Chairman and CEO John W. Rowe, whom many of you know as one of the visionaries of our industry, has announced he will retire when we complete the merger. I’ve known John and Chris for many years and have great respect and admiration for their leadership. John has helped to chart the course of the nation’s nuclear sector for nearly two decades. Chris has a clear and compelling vision for how we’ll grow the new business through investment in customer innovation and sustainable generation.

As you learn more about the agreement, I think you’ll appreciate that Constellation and Exelon fit well together. Constellation has built the nation’s largest business to sell electricity, gas and an increasing array of innovative products and services to a broad range of customers, from homeowners to the largest industrial and government customers. Exelon is a power generation leader, with an abundant source of clean energy. As the nation’s nuclear leader, its fleet is particularly well advantaged in light of increasingly stringent state and federal environmental requirements. One way to think about the benefit of this merger is that matching Exelon’s generation and wholesale and retail marketing team with our broad commercial platform will allow the new company to sell more products and services to more customers in more regions—and at a lower cost. That translates into more customer wins in today’s increasingly thriving competitive energy marketplace.

The new company will have a nearly ideal blend of businesses in both competitive supply and regulated distribution environments. It represents the vision we’ve been pursuing for many years at Constellation, though on a much broader scale. Over the past decade, we’ve been expanding Constellation organically and through acquisitions, such as Nine Mile Point (2001), NewEnergy (2002), Ginna (2004), Cornerstone Energy (2007), CPower (2010), and the recently purchased gas plants in Texas and Boston. We believe that one of the values from this transaction is that it gets each of our companies to where we want to be in terms of a balanced business mix much faster and far more efficiently. Merging Constellation with Exelon greatly accelerates the growth potential and vaults us into a strong leadership position.

I know everyone is wondering what this will mean for careers, benefits and compensation. These matters will be addressed during a comprehensive integration planning phase. I would ask for everyone’s patience and understanding because it will take time—in all likelihood a year to 18 months—to work through personnel and HR items. Integration planning will begin right away but before we can commence on formal integration implementation, the merger must be approved by our shareholders and a number of state and federal agencies, including the Maryland Public Service Commission. We expect to receive those approvals and close the transaction by the first quarter of 2012. What I can share today is Exelon and Constellation have reached an agreement that there will be no merger-related reductions at BGE for at least two years after close, roughly three years from today. In addition, Exelon has committed to making the ultimate outcome of the merger net jobs positive in Maryland.

Our legal consultants and regulatory experts have determined that to address federal regulatory concerns, we will need to divest control of generation in PJM, and specifically the Brandon Shores, Wagner and Crane assets. That is because Exelon also owns generation in the same multi-state region and there are limits as to how much generation a single company can control in a market territory. However, the divestiture will not take place until many months after the close in 2012, at the earliest. We believe that given that these assets represent one of the cleanest fleets in America, and have a dedicated and talented workforce, there will be strong interest from potential buyers.

No changes are currently anticipated at Constellation Energy Nuclear Group (CENG). Constellation, as a subsidiary of Exelon, would continue to own its 50.01 percent ownership stake in CENG with EDF.

We expect to adhere to current workforce planning at headquarters and field offices for the next year. There will be no merger-related workforce reductions as we work toward the Q1 2012 target date to close the merger. I want to assure every employee that we will approach this in a manner that is open and guided by our corporate values of integrity and respect for individuals. While the process of combining our companies will naturally lead to changes in positions, Exelon has committed to ensuring that the balance will be net jobs positive for Baltimore and Maryland. A number of Exelon employees are expected to relocate to Baltimore over the next few years as part of the consolidation of commercial and renewable businesses. Constellation’s customer-facing business represents the center of growth for a dynamic new company that is committing to a significant, long-term commercial and renewable presence in Baltimore and the markets we serve.

I encourage all employees to review the press release and visit our merger website for additional information. I will also be hosting an employee webcast this afternoon at 2:15 pm EDT, and there will be time for Q&A.

Today’s announcement is the culmination of many years of hard work, and an accomplishment we should all feel good about. It builds on BGE’s proud legacy and Constellation’s decade-long expansion into an industry leader. This combination of clean-energy assets and world-class commercial know-how has the potential to revolutionize our industry. We will be at the forefront of a clean energy movement that is vital to America’s energy future. Together, Exelon and Constellation will invest in customer-driven innovation with the potential to create new products, new markets and new jobs.

Thanks to everyone for your continued support.

Regards,

Mayo

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.